EXHIBIT 8.1



                             SIROTE & PERMUTT, P.C.

                           2222 Arlington Avenue South
                           Birmingham, Alabama  35205

                                February 2, 1995



         Coleman Research Corporation
              and its Shareholders
         201 South Orange Avenue
         Suite 1300
         Orlando, FL  32801

         Thermo Electron Corporation
         81 Wyman Street
         Waltham, MA  02254

                   Re: Agreement and Plan of Merger dated February 8, 1995 by and among Thermo Electron Corporation, CRC Acquisition Corp. and Coleman Research Corporation

         Ladies and Gentlemen:

              We have acted as counsel to Coleman Research Corporation, a Florida corporation, ("CRC"), in connection with the above-referenced agreement (the "Agreement") and the transactions contemplated thereby. This opinion is delivered to you pursuant to Section 5.1(k) of the Agreement. Terms defined in the Agreement and not otherwise defined herein are used herein with the meanings set forth in the Agreement. In order to formulate and render our opinion as set forth herein, we have examined the originals or copies, certified or otherwise identified, to our satisfaction, of the following:

              The Agreement (including all the Exhibits thereto);

              The Articles of Merger;

              The Certificate of Merger;
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              The Articles of Incorporation and By-laws, as amended, of
              CRC and each Subsidiary;

              The minutes of meetings of the Board of Directors and the Shareholders of CRC and the stock ledger book of the Company.

              Additionally, we have relied upon the representations contained in the representation letter provided to such counsel by CRC and have conferred with such officers and directors of the company and have reviewed such corporate and other records, documents, certificates and other papers as we deemed necessary to render this opinion. We have assumed the due authorization, execution and delivery of any document referred to herein by any party other than CRC, the genuineness of all signatures on original and certified copies and the conformity to original or certified copies of all copies submitted to use as conformed or reproduction copies.

              Based upon the foregoing and subject to the qualifications and conditions expressed herein, we are of the opinion that:

              1. The Merger will qualify as a "reorganization" as defined in Code Sections 368(a)(1)(A) and 368(a)(2)(E).

              2. No gain or loss will be recognized by CRC as a result of the Merger.

              3. No gain or loss will be recognized by CRC shareholders who exchange all of their CRC Common Stock solely for Thermo Common Stock in the Merger. Shareholders who exercise dissenters' rights will recognize gain or loss upon the receipt of cash for their shares measured by the difference between the cash received and the basis of their stock, provided they own no shares of Thermo Common Stock.

              4. The aggregate basis of the Thermo Common Stock received by a CRC shareholder will be the same as the aggregate basis of such shareholder in the CRC Common Stock converted in the Merger.

              5. The holding period of the Thermo Common Stock received by a CRC shareholder will include the period during which such shareholder held the CRC Common Stock converted in
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         the Merger, provided that such stock was held as a capital asset on the Effective Date.

              6. A CRC shareholder who receives a cash payment in lieu of a fractional share of Thermo Common Stock will be treated as if such fractional share were distributed in the Merger and then redeemed by Thermo, and should recognize capital gain or loss measured by the difference between the amount of cash received and the shareholder's basis in the fractional share (which will be a pro rata portion of the shareholder's basis in the Thermo Common Stock received in the Merger), provided that such shareholder's CRC Common Stock is held as a capital asset on the Effective Date.

              7. No gain or loss for federal income tax purposes will be recognized by the holder of an option to purchase shares of CRC Common Stock solely as a result of the conversion of such options into options to purchase Thermo Common Stock.

              In order for the Merger to qualify as a tax-free reorganization, the CRC shareholders must have the requisite "continuity of interest" through ownership of the Thermo Common Stock. It is the ruling position of the Internal Revenue Service that the "continuity of interest" requirement is satisfied if there is a continuing interest through stock ownership in the acquiring corporation on the part of the former shareholders of the acquired corporation, without any plan or intention by the former shareholders of the acquired corporation to sell, exchange or otherwise dispose of stock of the acquiring corporation, that is equal in value, as of the effective date of the reorganization, to at least 50% of the value of all the formerly outstanding stock of the acquired corporation as of the same date. Sirote & Permutt, P.C., has concluded as part of their opinion, based upon the representations referred to above, that the "continuity of interest" requirement will be satisfied in connection with the Merger. There can be no assurance, however, that the former shareholders of CRC will not, pursuant to the plan or intention, sell or otherwise dispose of the Thermo Common Stock in a sufficient amount to violate this requirement. However, the holders of a majority of such shares have represented that they have no such present plan or intention.

              Sirote & Permutt, P.C. does not represent the individual holders of CRC stock. Holders of CRC Common Stock are urged to
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         consult with their tax advisers as the effect under state, local and foreign income and other tax laws of the Merger.

              This opinion is rendered as of the date hereof and does not purport to analyze, evaluate or consider the legal effect of changes in law subsequent to the date hereof. This opinion is limited to the law of Florida and Delaware and the federal law of the Untied States of America.

              This opinion is solely for your benefit and may not be relied upon by any other person.

              We hereby consent to the filing of this opinion as an exhibit to Thermo Electron Corporation's Registration Statement (Commission File No. 033-57129) and further consent to the reference to our firm under the caption "Legal Opinions" in the prospectus included in such Registration Statement.

                                            Very truly yours,


                                            Sirote & Permutt, P.C.